Exhibit (a)(5)

F O R   I M M E D I A T E   R E L E A S E

June 14, 2012

For more information contact:

Scott Estes (419) 247-2800

Jay Morgan (419) 247-2800

HEALTH CARE REIT, INC. ANNOUNCES

REDEMPTION OF AND NOTIFICATION OF

CONVERSION OPTION AND PUT OPTION FOR

4.75% CONVERTIBLE SENIOR NOTES DUE 2027

Toledo, Ohio, June 14, 2012...Health Care REIT, Inc. (NYSE:HCN) today announced that it is notifying holders of the $168,086,000 outstanding principal amount of its 4.75% Convertible Senior Notes due 2027 (the “Notes”) that the company will redeem all outstanding Notes on July 17, 2012 at a price payable in cash equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest through and including July 16, 2012 (the “Redemption Price”). The Redemption Price does not include the interest accrued up to July 15, 2012, which will be paid to the holders of the Notes of record as of July 1, 2012. July 15, 2012 is a Sunday, so such regular interest payment will be made on July 16, 2012.

The company also announced today that it is notifying holders of the Notes that they are entitled to convert all or a portion of their Notes into cash and, if applicable, shares of the company’s common stock (the “Conversion Option”). Holders’ right to convert begins on June 14, 2012 and ends at the close of business on July 16, 2012, unless there is a default in the payment of the Redemption Price or accrued and unpaid interest.

If a holder converts any Notes prior to the close of business on July 1, 2012, the record date for the next regular interest payment on the Notes, such holder will not receive the interest payment to be paid on July 16, 2012. Rather, the accrued interest will be deemed paid in full by the consideration paid to the holder upon conversion. However, if a holder converts any Notes after the close of business on such record date and prior to the close of business on July 16, 2012, then the accrued interest will be paid on July 16, 2012 to the holder of record of the Notes at the close of business on the record date.

To convert a certificated Note, a holder must (1) complete and sign a conversion notice, with appropriate signature guarantee, on the back of each Note, (2) surrender the Notes to The Bank of New York Mellon Trust Company, N.A., which is serving as the conversion agent, (3) furnish appropriate endorsements and transfer documents if required by the registrar or the conversion agent, (4) pay the amount of interest, if any, the holder must pay in accordance with the indenture, and (5) pay any tax or duty if required pursuant to the indenture.

To convert interests in a global Note, the holder must comply with The Depository Trust Company’s (“DTC”) applicable conversion program procedures.

A holder may convert a portion of the Notes. The converted portion must be a principal amount of $1,000 or a multiple of $1,000.

The company also announced today that it is notifying holders of the Notes that they have an option, pursuant to the terms of the Notes, to require the company to purchase, on July 16, 2012, since July 15, 2012 is a Sunday, all or a portion of such holders’ Notes (the “Put Option”) at a price in cash equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, July 16, 2012 (the “Repurchase Price”). The Repurchase Price does not include the interest accrued up to July 15, 2012, which will be paid to the holders of the Notes of record as of July 1, 2012. July 15, 2012 is a Sunday, so such regular interest payment will be made on July 16, 2012.

Noteholders’ opportunity to exercise the Put Option will commence on June 14, 2012, and will terminate at 5:00 p.m., New York City time, on July 13, 2012. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m., New York City time, on July 13, 2012.

Any Notes that remain outstanding on July 17, 2012 will be redeemed.

The company has prepared a notice to holders (a copy of which is attached as an exhibit to the Schedule TO to be filed with the Securities and Exchange Commission) with respect to the redemption, the Conversion Option and the Put Option specifying the applicable terms, conditions and procedures. The notice is available through DTC and The Bank of New York Mellon Trust Company, N.A., which is serving as paying agent and conversion agent. None of the company, its Board of Directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Conversion Option or the Put Option.

The name and address of the paying agent and the conversion agent is as follows:

The Bank of New York Mellon Trust Company, N.A.

Corporate Trust – Reorganization Unit

101 Barclay Street – 7 East

New York, NY 10286

Attention: Diane Amoroso

Telephone: 212.815.2742

Fax: 212.298.1915

This press release is not an offer to sell, nor a solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Health Care REIT, Inc.

Health Care REIT, Inc., an S&P 500 company with headquarters in Toledo, Ohio, is a real estate investment trust that invests across the full spectrum of seniors housing and health care real estate. The company also provides an extensive array of property management and development services. As of March 31, 2012, the company’s broadly diversified portfolio consisted of 956 properties in 46 states. More information is available on the company’s website at www.hcreit.com.

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